FRESH DEL MONTE

PRODUCE INC.

2007

Notice of

Annual General Meeting

and

Proxy Statement

FRESH DEL MONTE PRODUCE INC.

WALKER HOUSE

P.O. Box 908GT

GEORGE TOWN

GRAND CAYMAN, CAYMAN ISLANDS

U.S. EXECUTIVE OFFICE:

c/o DEL MONTE FRESH PRODUCE COMPANY

241 SEVILLA AVENUE

CORAL GABLES, FLORIDA 33134

TELEPHONE: (305) 520-8156

FAX: (305) 567-0320

March 29, 2007

To the Shareholders of Fresh Del Monte Produce Inc.:

You are cordially invited to attend the Annual General Meeting of Shareholders of Fresh Del Monte Produce Inc. (the “Company”) on Wednesday, May 2, 2007 (the “Annual General Meeting”), at the Hyatt Regency Coral Gables, 50 Alhambra Plaza, Coral Gables, Florida 33134, U.S.A., at 11:30 a.m. (EST). A Notice of the Annual General Meeting, a Proxy and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of Ordinary Shares as of the close of business on Tuesday, March 6, 2007, will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.

A record of the Company's activities for the fiscal year 2006 is included in the Annual Report to Shareholders enclosed with this letter. Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing, signing, dating and returning your Proxy promptly in the enclosed self-addressed stamped envelope. If you attend the meeting and desire to vote in person, your Proxy will not be used.

Sincerely,

Mohammad Abu-Ghazaleh

Chairman and Chief Executive Officer

FRESH DEL MONTE PRODUCE INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

WEDNESDAY, MAY 2, 2007

To the Holders of Ordinary Shares:

The Annual General Meeting of Shareholders of Fresh Del Monte Produce Inc., a Cayman Islands exempted company (the “Company”), will be held on Wednesday, May 2, 2007, at the Hyatt Regency Coral Gables, 50 Alhambra Plaza, Coral Gables, Florida 33134, at 11:30 a.m. (EST) at which meeting the following resolutions will be proposed as ordinary resolutions:

RESOLUTION NO. 1

That (a) Amir Abu-Ghazaleh be re-elected as a Director of the Company to hold office until the Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”) to be held in 2010 (Class I), (b) Edward L. Boykin be re-elected as a Director of the Company to hold office until the Annual General Meeting to be held in 2010 (Class I), and (c) Salvatore H. Alfiero be re-elected as a Director of the Company to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2010 (Class I), or until (in each such case) such person resigns or is removed or is otherwise disqualified in accordance with the Company’s Articles of Association.

RESOLUTION NO. 2

That the Company's financial statements for the 2006 fiscal year ended December 29, 2006 be approved and adopted.

RESOLUTION NO. 3

That the appointment of Ernst & Young LLP (“Ernst & Young”) as independent auditors to the Company for the 2007 fiscal year ending December 28, 2007 be approved and ratified.

The Board of Directors has fixed the close of business on Tuesday, March 6, 2007, as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Fresh Del Monte Produce Inc. Ordinary Shares at the close of business on such date shall be entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

A Shareholder entitled to attend and vote at the meeting is entitled to appoint a Proxy and vote in his stead. A Proxy need not be a Shareholder of the Company.

To be valid, any Proxy must be duly completed, signed and lodged, together with the power of attorney or other authority under which it is signed (if any) or a notarially certified copy thereof, with the Company’s U.S. executive office at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134 no later than 48 hours before the meeting or adjourned meeting at which the same is to be used.

We ask that you vote, date, sign and return the enclosed Proxy in the self-addressed stamped envelope. You may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors,

Bruce A. Jordan
Senior Vice President, General Counsel and Secretary

Fresh Del Monte Produce Inc.

c/o Hyatt Regency Coral Gables

50 Alhambra Plaza

Coral Gables, Florida 33134

Proxy Statement

General Information

This Proxy Statement and accompanying Proxy are being mailed to Shareholders in connection with the solicitation of proxies by the Board of Directors of Fresh Del Monte Produce Inc. (“Fresh Del Monte” or the “Company”) for the 2007 Annual General Meeting of the Company. The Company's Annual Report for the 2006 fiscal year ended December 29, 2006, which is not a part of this Proxy Statement, accompanies this Proxy Statement.

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking (in each such case) the appropriate box.

If you sign and return your Proxy but do not specify any choices you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board of Directors. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of Fresh Del Monte, by submitting a subsequently dated Proxy, by attending the meeting and withdrawing the Proxy, or by voting in person at the meeting.

Each holder of the Ordinary Shares in the capital of Fresh Del Monte in issue, and recorded in the Register of Members (Shareholders) of the Company at the close of business on Tuesday, March 6, 2007, is entitled to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.“ The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting.

Board of Directors

The Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall performance of Fresh Del Monte. The Board of Directors reviews significant developments affecting Fresh Del Monte and acts on other matters requiring its approval. The Board of Directors held seven (7) meetings during fiscal year 2006. The independent directors are Salvatore H. Alfiero, Edward L. Boykin, John H. Dalton and Michael J. Berthelot.

The current standing committees of the Board of Directors are the Audit Committee and Compensation Committee.

The Board of Directors has adopted a written Charter for the Audit Committee which is attached hereto as Appendix A.

The Audit Committee (i) recommends the selection of independent auditors for the Company, (ii) confirms the scope of audits to be performed by such auditors and (iii) reviews audit results and the Company’s accounting and internal control procedures and policies. The Audit Committee also reviews and recommends approval of (i) the audited financial statements of the Company, (ii) the quarterly and annual filings of the Company with the Securities and Exchange Commission (“SEC”) and (iii) the Company’s Annual Report to Shareholders. In addition, the Audit Committee has the authority to monitor and oversee compliance with the Company’s Statement of Conflicts of Interest Policy and Legal Compliance and Confidentiality and Proprietary Information Policy. The Audit Committee is comprised of three of the Company's independent directors, Edward L. Boykin (Audit Committee financial expert), John H. Dalton and Michael J. Berthelot.

The Compensation Committee (i) reviews the Company’s general compensation structure; and (ii) reviews and recommends the compensation and benefits of directors and the Chief Executive Officer, subject to ratification by the Board of Directors. The Compensation Committee also acts as the administrator for the Company’s 1997 and 1999 Share Incentive Plans and reviews and recommends approval of all periodic filings in respect of executive and other compensation required to be made by the Company with the SEC. The Compensation Committee is comprised of three of the Company’s independent directors, Salvatore H. Alfiero, John H. Dalton and Michael J. Berthelot.

Report of the Audit Committee

The Audit Committee (the “Committee”) oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Committee under general accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors’ independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with the auditors’ independence.

The Committee discussed with the Company’s internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Committee held four (4) meetings during fiscal year 2006.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 29, 2006 for filing with the SEC. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company’s independent auditors.

Edward L. Boykin, Audit Committee Chair

John H. Dalton, Audit Committee Member

Michael J. Berthelot, Audit Committee Member

March 29, 2007

Resolution No. 1

Election of Directors

At the 2007 Annual General Meeting, three directors are proposed to be re-elected for the terms described below: (a) Amir Abu-Ghazaleh be re-elected as a Director of the Company to hold office until the Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”) to be held in 2010 (Class I), (b) Edward L. Boykin be re-elected as a Director of the Company to hold office until the Annual General Meeting to be held in 2010 (Class I), and (c) Salvatore H. Alfiero be re-elected as a Director of the Company to hold office until the Annual General Meeting to be held in 2010 (Class I), or until (in each such case) such person resigns or is removed or is otherwise disqualified in accordance with the Company’s Articles of Association. A brief summary of each nominee's principal occupation, business affiliations and other information follows.

Amir Abu-Ghazaleh — Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is currently the General Manager of Abu-Ghazaleh International Company and has held this position since 1987.

Edward L. Boykin — Director.    Mr. Boykin has servied as our Director since November 1999. Following a 30-year career with Deloitte & Touche, Mr. Boykin retired in 1991 and is currently a private consultant. Mr. Boykin also serves on the Board of Directors of Blue Cross and Blue Shield of Florida, Inc.

Salvatore H. Alfiero — Director.    Mr. Alfiero has served as our Director since December 2002. In May 2001, Mr. Alfiero founded Protective Industries, LLC and currently serves as its Chairman and Chief Executive Officer. In March 1969, Mr. Alfiero founded Mark IV Industries, Inc. and served as its Chairman and Chief Executive Officer until its sale in September 2000. Mr. Alfiero also serves on the Board of Directors of The Phoenix Companies, HSBC Bank USA, HSBC North America Holdings and Southwire Company.

The Board of Directors recommends that you vote FOR the re-election of Amir Abu-Ghazaleh, Edward L. Boykin and Salvatore H. Alfiero. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the election of all nominees.

Resolution No. 2

Approval and Adoption of the Company’s 2006 Fiscal Year Financial Statements

The financial statements of the Company for the 2006 fiscal year ended December 29, 2006 are being submitted to the Shareholders for their approval and adoption. The Company’s 2006 Fiscal Year Financial Statements appear in the Company’s Annual Report accompanying this Proxy Statement.

The Board of Directors recommends that you vote FOR the approval and adoption of the Company's 2006 Fiscal Year Financial Statements. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the approval and adoption of the Company’s 2006 Fiscal Year Financial Statements.

Resolution No. 3

Approval and Ratification of the Reappointment of Independent Auditors

In accordance with the recommendation of the Audit Committee, the Board of Directors has reappointed Ernst & Young as independent auditors of the Company for the 2007 fiscal year ending December 28, 2007, subject to approval and ratification by the Shareholders. If the Shareholders do not approve and ratify the reappointment of Ernst & Young, the selection of other independent auditors will be considered by the Audit Committee and the Board of Directors.

Ernst & Young has served as independent auditors of Fresh Del Monte for the Company's fiscal years from 1996 to 2006.

The Board of Directors recommends that you vote FOR approval and ratification of the reappointment of Ernst & Young as independent auditors of the Company. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the approval and ratification of the reappointment of Ernst & Young as independent auditors of the Company.

Vote Required to Approve Matters Submitted To Shareholders

Approval of each of the items which are submitted to a vote of the Shareholders at the 2007 Annual General Meeting will require the affirmative vote of the holders of a majority of the Ordinary Shares of the Company recorded on the Company’s Register of Members (Shareholders) at the close of business on

Tuesday, March 6, 2007 (the “Record Shares”) present in person or represented by proxy.

IAT Group Inc., and members of the Abu-Ghazaleh family, are the holders of a majority of Record Shares (the “Majority Holder”), owning and having the power to vote a sufficient number of Record Shares to approve each of the proposals described herein. Representatives for the Majority Holder have indicated that the Majority Holder will vote all of its Record Shares in favor of each of the proposals and therefore, adoption of each proposal submitted for approval at the 2007 Annual General Meeting is ensured.

General

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the 2007 Annual General Meeting other than that described above.

Present and former officers, directors and other employees of Fresh Del Monte may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. Fresh Del Monte will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. All expenses of solicitation of proxies will be borne by Fresh Del Monte.

By Order of the Board of Directors,

Bruce A. Jordan

Senior Vice President, General Counsel and Secretary

Dated: March 29, 2007

Appendix A

Charter of the Audit Committee of Fresh Del Monte Produce Inc.

The Audit Committee (the “Committee”) of the Board of Directors (the “Board of Directors” or the “Board”) of Fresh Del Monte Produce Inc. (the “Company”) shall have the powers and duties set forth below, subject to the powers reserved to the Board under the Company’s Articles of Association or applicable law. This Charter governs the operations of the Committee and shall be reviewed by the Committee and approved by the Board of Directors annually.

1.  Purpose.

The Committee is a standing committee of the Board of Directors. The purpose of the Committee is to assist the Board of Directors in fulfilling its oversight responsibility relating to (i) the integrity of the Company’s financial statements and financial reporting process and the Company’s systems of internal accounting and financial controls; (ii) the performance of the internal audit services function; (iii) the annual independent audit of the Company’s financial statements, the engagement of the independent auditor and the evaluation of the independent auditor’s qualifications, independence and performance; (iv) the compliance by the Company with legal and regulatory requirements, including the Company’s disclosure controls and procedures; (v) the evaluation of enterprise risk issues; and (vi) the fulfillment of the other responsibilities set out herein. The Committee shall also prepare the report of the Committee required to be included in the Company’s annual proxy statement.

2.  Structure.

(a)  The Committee shall consist of a minimum of three members of the Board of Directors, each of whom shall meet the independence, experience and expertise requirements of applicable law and NYSE listing standards. The Committee shall have at all times at least one member designated by the Board that is an “audit committee financial expert” under the relevant rules of the Securities and Exchange Commission.

(b)  A Chairman of the Committee (the “Chairman”) shall be appointed by the Board of Directors from among its members.

(c) Actions of the Committee shall be taken by a vote of a majority of its members, except as otherwise provided herein. In the event that there is an even number of Committee Members, and there is a tie vote, the Chairman shall have an additional vote.

3.  Meetings of the Committee.

(a)  The Committee shall meet at least three times during each year at the call of the Chairman and at such other times as the Chairman may deem necessary or appropriate for any reason.

(b)  One or more of the Committee's members may participate in a meeting of the Committee by means of conference telephone. The Committee may act by written consent action signed by all the members and any record of any action or minutes signed by all the members shall be conclusive evidence of any such action by the Committee.

(c) The Chairman shall conduct and preside at each meeting of the Committee. The Secretary of the Company shall serve as secretary to the Committee and shall keep a record of the Committee's proceedings. In the absence of the Secretary from any meeting, the Chairman may appoint another person (including a member of the Committee) to serve as secretary at such meeting.

4.  Reports of the Committee.

The Committee shall prepare minutes for each meeting of the Committee. The minutes, as approved by the Committee, shall be circulated to the Board of Directors. At least annually, the Committee shall report to the Board a summary of the activities, conclusions and recommendations of the Committee during the past year and the Committee's agenda for the coming year.

5.  Duties and Responsibilities of the Committee.

The following shall be the principal duties and responsibilities of the Committee, which are set forth as a guide and with the understanding that the Committee may supplement them as appropriate.

(a)  General Financial Oversight.  The Committee shall assist the Board in its oversight responsibility relating to the Company’s accounting and reporting practices, including the Company’s internal accounting and financial controls and systems and the qualifications and performance of its independent auditor. In discharging this responsibility, the Committee is not itself responsible for the planning or conduct of audits or for any determination that the Company’s financial statements are complete and accurate or in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditor is responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements.

The Committee shall periodically meet separately with each of the independent auditor, the Company’s principal financial / accounting officers and the Company’s internal auditors. In addition to the other matters described below, the Committee shall periodically review with the independent auditor any audit problems or difficulties and management’s responses thereto.

(b)  Selection and Appointment of Independent Auditor.  The Committee shall be directly responsible for the appointment and termination (subject to shareholder ratification, if so required by applicable law, listing standards or the Company’s organizational documents), compensation and other terms of engagement and the oversight of the work of the independent auditor, including the resolution of disagreements between the Company’s principal financial / accounting officers and the auditor regarding financial reporting. Based on the reports of the independent auditor described below, the Committee shall take such action as may be necessary to satisfy itself as to the independence of the independent auditor. In evaluating the performance of the independent auditor, the Committee shall review the reports of the independent auditor with respect to quality control and shall consult with the Company’s principal financial / accounting officers and internal auditors. The Committee shall consider on a periodic basis whether it is appropriate to adopt a policy of rotating the independent auditor.

(c)  Pre-Approval of Audit and Non-Audit Services.  The Committee shall pre-approve all audit and non-audit services provided by the independent auditor and shall not engage the independent auditor to perform any non-audit services proscribed by law or auditing standards. The approval of any audit or permitted non-audit service by any Committee member to whom pre-approval authority is delegated must be presented to the Committee at its next scheduled meeting.

(d)  Meetings with Independent Auditor.  The Committee shall meet with the Company's independent auditor at least twice each year at the call of the Chairman and at such other times that the Chairman may deem necessary or appropriate for any reason, including at the request of the independent auditor. At least once each year, the independent auditor shall make a presentation to the Committee with respect to the anticipated scope, planning and execution of its examination in connection with its audit of the annual financial statements of the Company. At the discretion of the Chairman, the principal financial / accounting officers of the Company may be invited to attend any meeting of the Committee with the independent auditor.

(e)  Reports of the Independent Auditor.  The Committee shall receive regular reports from the independent auditor on the critical accounting policies and practices of the Company, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Company’s principal financial / accounting officers and such other matters as may be required by applicable law or auditing standards. At least annually, the Committee shall review one or more reports of the independent auditor, which shall be in writing if so requested by the Committee or required by applicable law or auditing standards, addressing:

•

the adequacy of the independent auditor’s examination or review, as applicable, of the Company’s annual and interim financial statements and its views of the Company's internal control structure, including its internal control over financial reporting (collectively, “internal controls”), and internal audits;

•

newly adopted or proposed accounting principles that would have a significant impact on the Company’s financial reporting, the Company's compliance therewith, as well as the effect of unusual or extraordinary transactions;

•	the auditor’s internal quality control procedures, any material issues raised by its most recent internal quality control review, or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and

•

any and all relationships between the independent auditor and the Company, which report shall also address such other matters affecting the independence of the independent auditor as may be required by the Public Company Accounting Oversight Board (United States).

(f)  Hiring Policies.  The Committee shall set hiring policies for employees or former employees of the independent auditor in compliance with applicable law and listing standards.

(g)  Financial Policies and Controls.  The members of the Committee shall meet from time to time with the Company’s principal financial / accounting officers and internal auditors to review its accounting policies, changes therein, internal controls, and any issues that may have been raised by the independent auditor. As of the end of each fiscal year, the Committee shall review the assessment of the Company’s principal financial / accounting officers as to the effectiveness of such internal controls and any required report by management as to the effectiveness of the Company’s internal control over financial reporting, and any related auditor attestation of such report. The Committee shall review with the Company’s principal financial / accounting officers, the independent auditor and the principal corporate officer, the Company’s major risk exposures (whether financial, operating or otherwise) and the steps that management has taken to monitor and control such exposures. The Committee shall review with the Company’s principal financial / accounting officers, the internal auditors and the independent auditor management’s annual internal control report, including any attestation of that report by the independent auditor. The internal auditors shall report periodically to the Committee regarding any significant deficiencies in the design or operation of the Company’s internal controls, material weaknesses in internal controls and any fraud (regardless of materiality) involving persons having a significant role in the internal controls, as well as any significant changes in internal controls implemented by management during the most recent reporting period of the Company.

(h)  Review of Financial Statements and Financial Disclosure Requirements.  The Committee shall review the interim financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations with the Company’s principal financial / accounting officers and the independent auditor. The Committee shall also discuss, including with the independent auditor, the results of the independent auditor’s review of the Company’s interim financial statements and any other matters required to be communicated to the Committee by applicable law or auditing standards. The Chairman may represent the entire Committee for the purposes of this review.

The Committee shall review with the Company’s principal financial / accounting officers and the independent auditor the financial statements and disclosures under Management’s Discussion and analysis of Financial Condition and Results of Operations to be included in the Company’s Annual Report on Form 20-F (or the annual report to shareholders if distributed prior to the filing of Form 20-F), including their respective judgments about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements and Management’s Discussion. The Committee shall also discuss the results of the annual audit and such other reports of the independent auditor as may be required to be communicated to the Committee by applicable law or auditing standards. The Company’s principal financial / accounting officers shall, together with the Chairman, report to the Board of Directors at the time of submitting to the Board the annual financial statements of the Company.

The Committee or any member thereof designated by the Chairman (including the Chairman) shall review the Company’s earnings press releases and financial information and earnings guidance periodically provided to analysts and rating agencies (which may consist of a discussion of the types of information to be provided and types of presentations to be made) to the extent required by applicable law or listing standards.

(i)  Preparation of Committee Report.  The Committee shall prepare a report to be included in the Company’s annual proxy statement.

(j)  Conflicts of Interest; Regulatory Compliance.  The Committee shall oversee compliance with the Company's Code of Conduct and Business Ethics Policy with respect to issues related to conflict of interest (including related person transactions), laws and regulations, accounting and financial reporting, and protection from retribution, all in accordance with the terms of such Policy. In performing such duty, the Committee shall review reports presented by the Chief Executive Officer, the Chief Operating Officer and/or the President and may, to the extent it deems necessary, retain outside experts to perform valuation and other services. The Committee shall be responsible for determining whether and on what terms to grant to any director or executive officer a waiver from the Company’s Code of Conduct and Business Ethics Policy, whether with respect to a conflict of interest or otherwise.

The Committee shall periodically review with management, including the General Counsel, and the independent auditor any correspondence with, or other action by, regulators or governmental agencies and any employee complaints or published reports that raise concerns regarding the Company’s financial statements or accounting or auditing matters or compliance with the Company’s Code of Business Conduct and Ethics. The Committee shall also meet periodically and separately with the General Counsel and other appropriate legal staff of the Company to review material legal affairs of the Company and the Company’s compliance with applicable law and listing standards, including its compliance programs.

The Committee shall review with the Chief Executive Officer, the Chief Financial Officer and the General Counsel the Company’s disclosure controls and procedures and shall review periodically, but in no event less frequently than quarterly, management’s conclusions about the effectiveness of such disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(k)  Investigation of Complaints.  The Committee shall establish procedures for the receipt,

retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Committee may investigate any matter brought to its attention within the scope of its duties.

(l)  Annual Performance Evaluation.  The Committee shall annually perform an evaluation of its performance.

(m)  Miscellaneous.  The Committee shall:

•

be entitled to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and to engage, without the approval of the Board or management, independent counsel and other accounting and other advisers (at the expense of the Company) as it determines necessary in the performance of its duties and responsibilities; and

•	receive and address reports by internal and external lawyers of evidence of a material violation of securities laws or breaches of fiduciary duty.

(n)  Reports of the Internal Auditor.  The Committee shall receive regular reports from the Company’s Internal Auditor on the results of tests of the Company’s accounting policies and practices, issues related to compliance with the Company’s Code of Conduct and Business Ethics Policy, and any other matter subjected to testing or investigation. On a periodic basis, the Committee shall meet with the Company’s Internal Auditor to review such reports and to discuss identified audit or control issues.

6.  Amendments and Future Delegations.

By specific resolution, the Board of Directors may make further delegations to the Committee or amend or supplement any of the provisions of this Charter.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE PROPOSALS.	Please Mark Here for Address Change or Comments	☐
SEE REVERSE SIDE

1. ELECTION OF DIRECTORS

    Nominees:

    01 Amir Abu-Ghazaleh, 02 Edward L. Boykin

    03 Salvatore H. Alfiero

FOR all nominees listed below (except as marked to the contrary) ☐	WITHHOLD AUTHORITY to vote for all nominees listed below ☐		FOR	AGAINST	ABSTAIN
		2. Approval of the Company’s financial statements for the 2006 fiscal year ended December 29, 2006.	☐	☐	☐
			FOR	AGAINST	ABSTAIN
		3. Approval of Ernst & Young as independent auditors of the Company for the 2007 fiscal year ending December 28, 2007.	☐	☐	☐

		I plan to attend the meeting			☐

(Instruction: To withhold authority to vote for any individual nominee, write that nominee’s name on the space provided below.)

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated: , 2007

Signature if held jointly
PLEASE SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE

FOLD AND DETACH HERE

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,

BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to annual meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET http://www.proxyvoting.com/fdp Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.melloninvestor.com/isd where step-by-step instructions will prompt you through enrollment.

You can view the Annual Report and Proxy Statement

on the internet at www.freshdelmonte.com

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

OF

FRESH DEL MONTE PRODUCE INC.

The undersigned hereby appoints the Chairman of the Board of Directors of Fresh Del Monte Produce Inc. (“Fresh Del Monte”) and alternatively, each other Director of Fresh Del Monte as proxy, each with power to act without the other and with power of substitution, and hereby authorizes the Chairman or such Directors to represent and vote all the Ordinary Shares of Fresh Del Monte standing in the name of the undersigned with all powers which the undersigned would possess if present at the Annual General Meeting of Shareholders of the Company to be held on May 2, 2007 or any adjournment or postponement thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH NOMINEE TO SERVE AS A DIRECTOR AND “FOR” PROPOSALS 2 AND 3. IF NO DIRECTION IS
GIVEN IN THE SPACE PROVIDED ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 AND 3 OR ANY VARIATIONS OF SUCH PROPOSALS.

(Continued on reverse side)
Address Change/Comments (Mark the corresponding box on the reverse side)

FOLD AND DETACH HERE

Admission Ticket

Annual General Meeting of Shareholders

May 2, 2007

11:30 a.m. Eastern Time

Hyatt Regency Coral Gables

50 Alhambra Plaza

Coral Gables, FL 33134

If you intend to attend the Annual General Meeting,

please be sure to check the “I plan to attend the meeting”

box on the reverse side of the Proxy.